Exhibit 99.1
29 February 2016
Midatech Pharma PLC
(“Midatech”, the “Company” or the “Group”)

Midatech Pharma Recognises International Rare Disease Day 2016

~ Dosing has commenced with MTX110 for DIPG on a named patient basis ~

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and other therapeutic areas, today acknowledges International Rare Disease Day in light of its ongoing work in ultra-rare brain tumours. DIPG (Diffuse Intrinsic Pontine Glioma) is an ultra-rare childhood tumour with just 300 recorded cases per year and a current survival rate of zero. Midatech is heavily committed to making treatment a reality for rare disease patients with crucial unmet need and has recently commenced dosing of its MTX110 treatment for DIPG on a named patient basis through leading neuro-surgery and paediatric oncology practitioners in Bristol, a treatment for which compassionate use requests are rapidly emerging.

Dr. Jim Phillips, Chief Executive Officer of Midatech Pharma, commented: “One of the focus areas of our current development strategy is oncology and we are pleased to be able to announce that we have commenced dosing of our MTX110 treatment for DIPG, an ultra-rare childhood tumour, on International Rare Disease Day 2016. We are committed to helping rare disease patients where there is a high unmet need, including those with the ultra-rare condition DIPG. The lack of treatment alternatives for this condition coupled with our recent clinical-use advances means we are optimistic about seeing a fast-tracked product reach the market in the near future for the benefit of these patients.”

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For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Paul Tomasic / Rupert Walford / Thomas Stockman / Marcus Jackson
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

About Rare Disease Day

Rare Disease Day takes place on the last day of February each year. The main objective of Rare Disease Day is to raise awareness amongst the general public and decision-makers about rare diseases and their impact on patients' lives. The campaign targets primarily the general public and also seeks to raise awareness amongst policy makers, public authorities, industry representatives, researchers, health professionals and anyone who has a genuine interest in rare diseases. For more information, please visit www.rarediseaseday.org

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions.  The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the anticipated benefits of Midatech’s MTX110 treatment, the timing of any regulatory approvals, and other statements that are not historical fact. Any forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events and performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to, operational challenges in achieving our strategic objectives and executing plans.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission (“SEC”), which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.